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    Dataram Licenses Sun Microsystems, Inc. Memory
Technology

     PRINCETON, N.J., April 1/PRNewswire/ -- Dataram
Corporation (Amex: DTM) has entered into a license agreement that allows Dataram to use Sun Microsystems, Inc.'s (Nasdaq: SUNW) patented memory module technology, Robert V. Tarantino, president and chief executive officer, announced today. The license agreement resolves litigation between Sun and Dataram that has been pending since August, 1996.

     "We are pleased that this matter has been resolved amicably," Tarantino declared. "While terms and conditions are confidential, the agreement has no adverse impact on the company's reported consolidated financial condition, results of operations and liquidity. We are confident that this agreement will enhance our position as a leading independent supplier of memory products."

   Dataram develops, manufactures and markets gigabyte memory boards for the UNIX and Windows NT workstations and server memory markets.


SOURCE  Dataram Corporation
   -0-                       04/0198
/CONTACT:  Mark Maddocks, Vice-President, Finance of
Dataram, 609-799-0071/
(DTM SUNW)